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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM T-1

                         Statement of Eligibility Under
                      The Trust Indenture Act of 1939 of a
                    Corporation Designated to Act as Trustee
               Check if an Application to Determine Eligibility of
                     a Trustee Pursuant to Section 305(b)(2)
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                         U.S. BANK NATIONAL ASSOCIATION
               (Exact name of Trustee as specified in its charter)

                                   31-0841368
                       I.R.S. Employer Identification No.

        180 East Fifth Street
         St. Paul, Minnesota                               55101
(Address of principal executive offices)                 (Zip Code)


                               Marie A. Hattinger
                         U.S. Bank National Association
                               One Federal Street
                                Boston, MA 02110
                                 (617) 603-6560

            (Name, address and telephone number of agent for service)

                         Senior Housing Properties Trust
                     (Issuer with respect to the Securities)

             Maryland                                   04-3445278
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)


    400 Centre Street, Newton, MA                          02458
(Address of Principal Executive Offices)                 (Zip Code)


                          7 7/8% Senior Notes due 2015
                       (Title of the Indenture Securities)

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                                    FORM T-1


Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

           a) Name and address of each examining or supervising authority to which it is subject.
                 Comptroller of the Currency
                 Washington, D.C.

           b)    Whether it is authorized to exercise  corporate  trust powers.
                 Yes

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

                 None

Items 3-15 Items 3-15 are not  applicable  because to the best of the  Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

           1.    A copy of the Articles of Association of the Trustee.*

           2. A copy of the certificate of authority of the Trustee to commence business.*

           3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

           4.    A copy of the existing bylaws of the Trustee.*

           5.    A  copy  of  each  Indenture   referred  to  in  Item  4.  Not
                 applicable.

           6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

           7.    Report of  Condition  of the Trustee as of December  31, 2002,
                 published   pursuant  to  law  or  the   requirements  of  its
                 supervising or examining authority, attached as Exhibit 7.



      * Incorporated by reference to Registration Number 333-67188.


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                                      NOTE

         The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.



                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on the 15th day of April 2003.


                                        U.S. BANK NATIONAL ASSOCIATION

                                        By:  /s/ Marie A. Hattinger
                                             Marie A. Hattinger
                                             Vice President




By:  /s/ Susan Freedman
     Susan Freedman
     Vice President






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                                    Exhibit 6

                                     CONSENT


         In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


Dated:  April 15, 2003


                                        U.S. BANK NATIONAL ASSOCIATION


                                        By:  /s/ Marie A. Hattinger
                                             Marie A. Hattinger
                                             Vice President




By:  /s/ Susan Freedman
     Susan Freedman
     Vice President





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                                    Exhibit 7
                         U.S. Bank National Association
                        Statement of Financial Condition
                                As of 12/31/2002

                                    ($000's)

                                                                 12/31/2002
                                                            -----------------
Assets
      Cash and Due From Depository Institutions                 $10,868,204
      Federal Reserve Stock                                               0
      Securities                                                 28,139,801
      Federal Funds                                                 873,395
      Loans & Lease Financing Receivables                       116,078,132
      Fixed Assets                                                1,389,233
      Intangible Assets                                           9,218,064
      Other Assets                                                9,482,963
                                                            -----------------
            Total Assets                                       $176,049,792

Liabilities
      Deposits                                                 $121,684,914
      Fed Funds                                                   5,858,510
      Treasury Demand Notes                                               0
      Trading Liabilities                                           402,464
      Other Borrowed Money                                       17,397,658
      Acceptances                                                   148,979
      Subordinated Notes and Debentures                           5,696,532
      Other Liabilities                                           5,200,399
                                                            -----------------
      Total Liabilities                                        $156,389,456

Equity
      Minority Interest in Subsidiaries                            $992,867
      Common and Preferred Stock                                     18,200
      Surplus                                                    11,314,669
      Undivided Profits                                           7,334,600
                                                            -----------------
            Total Equity Capital                                $19,660,336

Total Liabilities and Equity Capital                           $176,049,792

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To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association




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